EXHIBIT 11

NORTH PITTSBURGH SYSTEMS, INC. AND SUBSIDIARIES

Statement of Computation of Earnings per Share
(Amounts in Thousands – Except Per Share Data)

	For the Three Months Ended Sept. 30		For the Nine Months Ended Sept. 30
	2002	2001	2002	2001
Net Earnings	$3,423	$3,227	$8,890	$7,261

Weighted average common shares outstanding	15,005	15,005	15,005	15,005

Basic and diluted earnings per share	$.23	$.22	$.59	$.48